Document unique de vote par correspondance ou procuration       -          Form of proxy and vote by mail

IMPORTANT : avant d’exercer votre choix, veuillez prendre connaissance des instructions situées au verso / Before selecting, please see instructions on reverse side

QUELLE QUE SOIT L’OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM

FLAMEL TECHNOLOGIES Société Anonyme au capital de 4.636.011 € Siège social : Parc Club du Moulin à Vent 33, avenue du Docteur Georges Lévy 69693 VENISSIEUX – France 379 001 530 R.C.S. LYON

ASSEMBLEE GENERALE MIXTE
ORDINAIRE ET EXTRAORDINAIRE
du 24 juin 2014 (à 11 heures au siège social) sur 1ère convocation ou du 30 juin 2014 sur deuxième convocation

COMBINED ORDINARY AND EXTRAORDINARY
GENERAL MEETING
of June 24, 2014 (at 11.00 am. at the registered office) (1st calling)
or June 30, 2014 (2nd calling)

CADRE RESERVE / For Company’s use only Identifiant / Account: _________________ Nombre d’actions / Number of shares: _________________ Nombre de voix / Number of voting rights; _________________

Choisir l’une des deux options A ou B	A ☐ Je désire assister à cette assemblée et demande une carte d’admission : dater et signer au bas du formulaire / I wish to attend the shareholders’ meeting and request an admission card : date and sign at the bottom of the form.
B ☐ J’utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon l’une des 3 possibilités offertes ci –dessous (B1, B2 ou B3) / I prefer to use the postal voting form or the proxy form as specified below (B1, B2 ou B3).

B1 ☐ JE VOTE PAR CORRESPONDANCE / I VOTE BY POST				JE VOTE PAR PROCURATION / I GIVE PROXY

Pour les projets de résolutions proposées ou agréés par le Conseil d’Administration,

- je vote OUI à tous les projets de résolutions en ne noircissant aucune case

- je vote NON ou je m’abstiens (ce qui équivaut à voter « non ») sur certaines ou sur toutes les résolutions en noircissant individuellement les cases correspondantes.

For the resolutions proposed or agreed by the Board, Ican:

- vote FOR all the draft resolutions by leaving the boxes blank

- vote “AGAINST” or “ABSTENTION” (which is equivalent to voting against) by shading boxes of my choice

Sur les projets de résolutions non approuvés ou non agréés par le Conseil d’administration, je vote résolution par résolution en noircissant la case correspondant à mon choix

On the draft resolutions not approved by the Board of Directors, I cast my vote resolution by resolution by shading the appropriate boxes..

B2 ☐ JE DONNE POUVOIR AU PRESIDENT DE L’ASSEMBLEE GENERALE / I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING Compléter simplement les cadres C et D Complete only frames C and D.

B3 ☐ JE DONNE POUVOIR A* / I HEREBY APPOINT**

M., Mme / Mr., Ms.: ___________________________

Code postal/ Zip Code :____________________________

*soit votre conjoint, partenaire de PACS ou un autre actionnaire – cf. renvoi (3) au verso)

** you may give your PROXY either to your spouse or to another shareholder – see reverse (3)

Résolutions	Résolutions	OUI/ YES	NON/ Abst Against/ Abs
1 2 3 4 5 6 7 8 ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ 9 10 11 12 13 14 15 ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ 18 19 ☐ ☐	16	☐	☐

ATTENTION

Pour être prise en considération, tout formulaire doit parvenir daté et signé à la Société, au siège social ci-dessus ou par courriel à l’adresse suivante general.meeting@flamel.com au plus tard 3 jours ouvrés avant l’assemblée, soit le 19 juin 2014.

In order to be considered, this completed form must be returned dated and signed to the Company, at registered office at mentioned above, or by e-mail at general.meeting@flamel.com at least 3 business days before the meeting, i.e. June 19, 2014.

	17	☐	☐

Si des amendements ou des résolutions nouvelles étaient présentés en assemblée (noircir la case correspondante à votre choix) / If amendments or new resolutions are presented during the meeting (shading the appropriate box) :

☐ Je donne pouvoir au Président de l’A.G. de voter en mon nom / I appoint the Chairman of the meeting to vote on my behalf

☐ Je m’abstiens (l’abstention équivaut à un vote contre) / I abstain from voting (is equivalent to a vote against).

☐ Je donne procuration (cf. au verso renvoi (3)) à M., Mme _________________________________ pour voter en mon nom /

I appoint (see reverse (3)) Mr., Mrs. or Miss / to vote on my behalf. _________________________________

				Cadre C Identité de l’actionnaire (Nom, Prénom, Adresse)[1] Shareholder’s identity (Surname, first name, address)[1]	Cadre D Date et signature :

Document unique de vote par correspondance ou procuration       -          Form of proxy and vote by mail

UTILISATION DU DOCUMENT

ATTENTION : Ce document est réservé aux actionnaires au nominatif ; les titulaires de titres au porteur (« Amercian Depositary Shares») doivent utiliser le formulaire remis par leur courtier.

IMPORTANT : à défaut d’assister personnellement à l’assemblée, l’actionnaire peut retourner ce formulaire * en utilisant l’une des trois possibilités :

_ Voter par correspondance (cocher la case appropriée, puis dater et signer au bas du formulaire)

_ Donner pouvoir au Président de l’Assemblée Générale (dater et signer au bas du formulaire sans remplir)

_ Donner pouvoir à une personne dénommée (cocher et compléter la case appropriée, puis dater et signer au bas du formulaire)

Quelle que soit l’option choisie la signature de l’actionnaire est indispensable

Le signataire est prié d’inscrire très exactement, dans la zone réservée à cet effet, ses nom (en majuscules d’imprimerie), prénom usuel et adresse ; si ces indications figurent déjà sur le formulaire, il est demandé au signataire de les vérifier et, éventuellement, de les rectifier.

Pour les personnes morales, indiquer les nom, prénom et qualité du signataire.

Si le signataire n’est pas lui-même un actionnaire (exemple : Administrateur légal, Tuteur, etc.) il doit mentionner ses nom, prénom et la qualité en laquelle il signe le formulaire de vote.

Le formulaire adressé pour une Assemblée vaut pour les autres Assemblées successives convoquées avec le même ordre du jour (Art. R 225.77 §3 du Code de commerce).

VOTE PAR CORRESPONDANCE

Art. L 225-107 du Code de Commerce (extrait) :

« Tout actionnaire peut voter par correspondance, au moyen d’un formulaire dont les mentions sont fixées par décret. Les dispositions contraires des statuts sont réputées non écrites.

Pour le calcul du quorum, il n’est tenu compte que des formulaires qui ont été reçus par la Société avant la réunion de l’Assemblée, dans les conditions de délais fixés par décret. Les formulaires ne donnant aucun sens de vote ou exprimant une abstention sont considérés comme des votes négatifs. »

POUVOIR AU PRESIDENT DE L’ASSEMBLEE GENERALE OU POUVOIR A UNE PERSONNE DENOMMEE

Art. L 225-106 du Code de Commerce (extrait) :

« Un actionnaire peut se faire représenter par un autre actionnaire, par son conjoint ou par le partenaire avec lequel il a conclu un pacte civil de solidarité.  […]

Pour toute procuration d’un actionnaire sans indication de mandataire, le Président de l’Assemblée Générale émet un vote favorable à l’adoption de projets de résolutions présentés ou agréés par le Conseil d’Administration, et un vote défavorable à l’adoption de tous les autres projets de résolution. Pour émettre tout autre vote, l’actionnaire doit faire choix d’un mandataire qui accepte de voter dans le sens indiqué par le mandant. »

Art L225-106-1 du Code de commerce (extrait)

«  Lorsque l’actionnaire se fait représenter par une personne autre que son conjoint ou le partenaire avec lequel il a conclu un pacte civil de solidarité, il est informé par son mandataire de tout fait lui permettant de mesurer le risque que ce dernier poursuive un intérêt autre que le sien. […]

(Dans ce cas,) à défaut par (le mandant) de confirmation expresse du mandat, celui-ci est caduc.

La caducité du mandat est notifiée sans délai par le mandataire à la Société.  ».

R 225-79 du Code de commerce (extrait)

L’actionnaire peut notifier à la société la désignation et la révocation du mandataire par voie électronique à l’adresse suivante : general.meeting@flamel.com.

Le texte des résolutions figure dans le dossier de convocation joint au présent formulaire (art R 225-81 du Code de Commerce). Ne pas utiliser à la fois : «JE VOTE PAR CORRESPONDANCE» et «JE DONNE POUVOIR A» (art. R.225-81-8 du Code de commerce). La langue française fait foi.

NB : Si les informations contenues sur le présent formulaire sont utilisées pour un fichier nominatif informatisé, elles sont soumises aux prescriptions de la Loi 78-17 du 6 janvier 1978, notamment en ce qui concerne le droit d’accès et de rectification pouvant être exercé par l’intéressé.

INSTRUCTIONS FOR COMPLETION

CAUTION : This form applies only to registered shareholders ; holders of bearer securities (« American Depositary Shares») must use the voting card provided by their broker.

IMPORTANT: If the shareholder cannot attend the meeting, he/she may return this form * and choose one of the three possibilities :

_ Use the postal voting form (tick the appropriate box, date and sign below)

_ Give your proxy to the Chairman of the meeting (date and just sign at the bottom of the form without filling in)

_ Give your proxy to another shareholder (tick and fill in the appropriate box, date and sign below)

Whichever option is used the shareholder’s signature is required

The shareholder should write his/her exact name and address in capital letters in the space provided: if this information is already supplied, please verify and correct if necessary.

If the shareholder is a legal entity, the signatory should indicate his/her full name and the capacity in which he is entitled to sign on the legal entity’s behalf.

If the signatory is not the shareholder (e.g. a legal guardian, etc.), please specify your full name and the capacity in which you are signing the proxy.

The forms sent for one meeting will be valid for all meetings subsequently convened with the same agenda (art. R 225-77§3 Code de Commerce).

POSTAL VOTING

Art L. 225-107 of Code de Commerce (extract):

“ Any shareholder may vote by post, using a form the wording of which shall be fixed by an Order approved by the

Conseil d'Etat. Any provisions to the contrary contained in the memorandum and articles of association shall be deemed non-existent.

When calculating the quorum, only forms received by the company before the meeting shall be taken into account,

on conditions to be laid down by an Order approved by the Conseil d'Etat. Forms not indicating any vote or expressing an abstention shall be considered negative votes.

PROXY TO THE CHAIRMAN OF THE MEETING OR PROXY TO ANOTHER SHAREHOLDER

Art L. 225-106 of Code de Commerce (extract):

"A shareholder can have himself/herself represented by another shareholder, his/her spouse or his/her partner in a “Pacte Civil de Solidarité […]

When proxies do not indicate the name of the appointed proxy, the chairman of the meeting will vote the proxy in favor of the adoption of the draft resolutions presented or approved by the Board of Directors or the Executive Board, and will vote the proxy against the adoption of all the other draft resolutions. To give any other vote, the shareholder must choose a proxy who accepts to vote as he/she indicates”.

Art. L225-106-1 of Code de Commerce (extract) :

« When (…) the shareholder names a proxy which is not his/her spouse or his/her partner under a contract of civil union, such proxy has to inform the shareholder of any fact enabling the latter to appreciate the risk that the former may follow an interest other than his/her own. […]

(In that case) if not expressly confirmed by the principal, the proxy is null and void.

The representative must immediately notify the nullity of the proxy to the company. ”

Code Art. R 225-79 of Code de Commerce

The shareholder can notify the company of the appointment or the revocation of the proxy by electronic email to general.meeting@flamel.com.

The text of the resolutions is in the notice of the meeting which is sent with this proxy (art R225-81 Code de Commerce). Please do not use both « I VOTE BY POST » and « I HEREBY APPOINT » (art R 225-81 8° Code de Commerce). The French version of this document governs. The English translation is for convenience only.

NB : If any information included in this form is used for a computer file, it is protected by the provisions of law 78-17 of January 6, 1978, especially about rights of access and alteration that can be exercised by interested parties.

SUBSCRIPTION FORM TO E-NOTICE

Dear shareholder,

As registered shareholder of FLAMEL TECHNOLOGIES, you receive each year by post a Notice of General Meeting.

As of 2014, FLAMEL TECHNOLOGIES offers to send e-notice to attend the meeting which means that you will receive your documentation directly by e-mail from the Company or on its behalf, from the General Meeting coordinator.

The e-notice is a simple, fast, secure, and cost-effective way. You are helping to make an environmentally-friendly gesture while avoid waste, and avoid wasting money.

If you wish to opt for e-notice, you can:

-	Confirm your agreement by e-mail along with your surname, first Name, date of birth and e-mail address to general.meeting@flamel.com , or

-	Return to FLAMEL TECHNOLOGIES the coupon dated, signed and completed with your surname, first Name, date of birth and e-mail address by mail.

If you opt to receive an e-notice, you will be “electronically” invited to attend subsequent Shareholders’ Meeting.

If you had opted for the e-notice and you still continue to receive the 'paper' documentation, your application might be incomplete or illegible. You should then repeat your request.

You can also request to back to paper mail either by mail or electronically. Your request will not be taken into account if it does less than thirty days before the date of a general meeting

COUPON TO OPT FOR E- NOTICE

To be sent to :
Flamel Technologies
Direction Juridique
33, avenue du Dr. Georges Lévy
69693 VENISSIEUX Cedex

I wish to benefit from the services of electronic communication of information and documents relating to general meetings and receive by e-mail:

- My notice as well as the documentation for the Shareholders’ General meetings of FLAMEL TECHNOLOGIES.

To do this, I complete the following fields (all fields are mandatory and must be entered in uppercase):

Name (or corporate name) :	Ms/ Mr
First name :
Date of birth (jj/mm/aaaa):
e-mail address :

Signed in ________________, on ____________ 2014                              Signature: